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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            ------------------------

                       VERTEX COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                  925320-10-3
                     (CUSIP Number of Class of Securities)

                              STEPHEN GREEN, ESQ.
                      TRIPOINT GLOBAL COMMUNICATIONS INC.
                          565 FIFTH AVENUE, 17TH FLOOR
                               NEW YORK, NY 10017
                                 (212) 850-8500
           (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                         ------------------------------

                                   COPIES TO:

          FAIZA J. SAEED, ESQ.                       WILLIAM F. PYNE, ESQ.
         CRAVATH, SWAINE & MOORE                   THOMPSON & KNIGHT L.L.P.
             WORLDWIDE PLAZA                          1700 PACIFIC AVENUE
            825 EIGHTH AVENUE                             SUITE 3300
           NEW YORK, NY 10019                          DALLAS, TX 75201
        TELEPHONE: (212) 474-1454                  TELEPHONE: (214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               NOVEMBER 11, 1999
            (Date of Event which Requires Filing of this Statement)

                         ------------------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP No. 925320-10-3

---------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SIGNAL ACQUISITION CORPORATION (I.R.S. IDENTIFICATION NO.
         APPLIED FOR)
---------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A)(X)
         (B)( )
---------------------------------------------------------------------

  (3)    SEC USE ONLY
---------------------------------------------------------------------

  (4)    SOURCE OF FUNDS

         AF
---------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                           ( )
---------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS
---------------------------------------------------------------------

                         (7)    SOLE VOTING POWER
      NUMBER OF
--------------------------------------------------------------------------------
       SHARES
    BENEFICIALLY         (8)    SHARED VOTING POWER
      OWNED BY
        EACH                    705,913
--------------------------------------------------------------------------------
      REPORTING
       PERSON            (9)    SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
        WITH
                        (10)    SHARED DISPOSITIVE POWER

                                705,913
--------------------------------------------------------------------------------

---------------------------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         705,913
---------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES      ( )
         (SEE INSTRUCTIONS)
---------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         APPROXIMATELY 13.1% OF THE COMMON STOCK OUTSTANDING
---------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON

         CO
---------------------------------------------------------------------

*See Note on page 5.

CUSIP No. 925320-10-3

---------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TRIPOINT GLOBAL COMMUNICATIONS INC. (I.R.S. IDENTIFICATION
         NO. 56-1871899)
---------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A)(X)
         (B)( )
---------------------------------------------------------------------

  (3)    SEC USE ONLY
---------------------------------------------------------------------

  (4)    SOURCE OF FUNDS

         BK, WC
---------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                           ( )
---------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
---------------------------------------------------------------------

                         (7)    SOLE VOTING POWER
      NUMBER OF
--------------------------------------------------------------------------------
       SHARES
    BENEFICIALLY         (8)    SHARED VOTING POWER
      OWNED BY
        EACH                    705,913
--------------------------------------------------------------------------------
      REPORTING
       PERSON            (9)    SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
        WITH
                        (10)    SHARED DISPOSITIVE POWER

                                705,913
--------------------------------------------------------------------------------

---------------------------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         705,913
---------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES      ( )
         (SEE INSTRUCTIONS)
---------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         APPROXIMATELY 13.1% OF THE COMMON STOCK OUTSTANDING
---------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON

         CO
---------------------------------------------------------------------

*See Note on page 5.

CUSIP No. 925320-10-3

---------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THYSSEN-BORNEMISZA CONTINUITY TRUST
---------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A)(X)
         (B)( )
---------------------------------------------------------------------

  (3)    SEC USE ONLY
---------------------------------------------------------------------

  (4)    SOURCE OF FUNDS

         N/A
---------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                           ( )
---------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         BERMUDA
---------------------------------------------------------------------

                         (7)    SOLE VOTING POWER
      NUMBER OF
--------------------------------------------------------------------------------
       SHARES
    BENEFICIALLY         (8)    SHARED VOTING POWER
      OWNED BY
        EACH                    863,013
--------------------------------------------------------------------------------
      REPORTING
       PERSON            (9)    SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
        WITH
                        (10)    SHARED DISPOSITIVE POWER

                                863,013
--------------------------------------------------------------------------------

---------------------------------------------------------------------

 (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         863,013
---------------------------------------------------------------------

 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES      ( )
         (SEE INSTRUCTIONS)
---------------------------------------------------------------------

 (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         APPROXIMATELY 16.1% OF THE COMMON STOCK OUTSTANDING
---------------------------------------------------------------------

 (14)    TYPE OF REPORTING PERSON

         OO
---------------------------------------------------------------------

*See Note on page 5.

    NOTE. On November 11, 1999, TriPoint Global Communications Inc. ("Parent") and Signal Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of Parent, entered into a Company Shareholder Agreement (the "Shareholder Agreement") with certain shareholders of Vertex Communications Corporation (the "Company") (collectively the "Principal Shareholders"), pursuant to which each Principal Shareholder has agreed, among other things, to accept the Offer (as defined in the Offer to Purchase referred to below) with respect to all the shares of Common Stock, par value $0.10 per share, of the Company ("Shares") that he owns and to tender such Shares pursuant to the Offer. In addition, each Principal Shareholder has granted the Purchaser an option to purchase all his Shares at a price equal to the Offer Price in the event that such Principal Shareholder fails to tender such Shares pursuant to the Offer, or withdraws such Shares prior to expiration of the Offer. Under the Shareholder Agreement, each Principal Shareholder has granted to certain individuals designated by Parent an irrevocable proxy with respect to the Shares subject to the Shareholder Agreement to vote such Shares in a manner consistent with the Shareholder Agreement. The Purchaser's right to purchase and vote the Shares subject to the Shareholder Agreement is reflected in Rows 8 and 10 of each of the tables above. A copy of the Shareholder Agreement is attached hereto as an Exhibit, and the Shareholder Agreement is described more fully in Section 12 of the Offer to Purchase dated November 18, 1999 (the "Offer to Purchase") attached hereto as
Exhibit 2(a). In addition, Thyssen-Bornemisza Continuity Trust, through its subsidiaries Thybo Gamma Ltd. and Vulcan Securities Limited, both Bermuda corporations, beneficially owns 157,100 shares, none of which were acquired during the past 60 days.

ITEM 1. SECURITY AND ISSUER

    (a) This Schedule 13D relates to the Common Stock, par value $0.10 per share, of Vertex Communications Corporation.

    (b) The Issuer is Vertex Communications Corporation, a Texas corporation.

    (c) The address of the Issuer's principal executive office is 2600 North Longview Street, Kilgore, Texas 75662.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(c) and (f) This Schedule 13D is being filed by the Purchaser, a Texas corporation and a wholly owned subsidiary of Parent, a Delaware corporation, which is an 80% owned indirect subsidiary of TBG Holdings NV, a Netherlands Antilles corporation ("TBG Holdings"). Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and TBG Holdings") of the Offer to Purchase and is incorporated herein by reference. Thyssen-Bornemisza Continuity Trust, a Bermuda trust, is the sole shareholder of TBG Holdings and ultimately controls Parent. The address of the Trust's principal business and principal office is at Clarendon House, Church Street, Hamilton, Bermuda. The Trust's principal business is holding the assets of the Trust, which consist of operating companies, management companies and investment companies worldwide. The trustee of the Trust is Thybo Trustees Limited (the "Trustee"), whose registered office is also at Clarendon House, Church Street, Hamilton, Bermuda. The directors of Tornabuoni Limited, a Guernsey corporation, have the power to appoint and remove directors of the Trustee, but have no other control with respect to the Trust. This filing shall not be construed as an admission that the Trust is, for purposes of Regulation 14D under the Securities Exchange Act of 1934, as amended, a bidder on whose behalf this tender offer is being made. The name, citizenship, business address and present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase which is incorporated herein by reference. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of the Trustee is set forth in Schedule I hereto and is incorporated herein by reference.

    (d) and (e) During the last five years, none of the Purchaser, Parent or the Trust or, to the best knowledge of the Purchaser, Parent and the Trust, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

    (a)-(g) and (j) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Continued Listing on the NYSE; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(c) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and TBG Holdings") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and TBG Holdings"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    (1) Credit Facility dated June 25, 1998 among Parent (under its former name, Prodelin Holding Corporation), certain of its subsidiaries, First Union National Bank and certain other financial institutions.

    (2)(a)  Offer to Purchase.

    (2)(b) Agreement and Plan of Merger dated as of November 11, 1999, among the Purchaser, Parent and the Company.

    (2)(c) Company Shareholder Agreement dated as of November 11, 1999, among the Purchaser, Parent and certain shareholders of the Company.

    (3)     See Exhibits 2(a), 2(b) and 2(c).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       Signal Acquisition Corporation,

                                                       By   /s/ JACK HAEGELE
                                                            -----------------------------------------
                                                            Name: Jack Haegele
                                                            Title: Chief Executive Officer

                                                       TriPoint Global Communications Inc.,

                                                       By   /s/ JACK HAEGELE
                                                            -----------------------------------------
                                                            Name: Jack Haegele
                                                            Title: Chief Executive Officer

                                                       THYBO TRUSTEES LIMITED
                                                       (AS TRUSTEE OF THE THYSSEN-BORNEMISZA
                                                       CONTINUITY TRUST),

                                                       By   /s/ FRANK MUTCH
                                                            -----------------------------------------
                                                            Name: Frank Mutch
                                                            Title: Director

Dated: November 18, 1999

                                 EXHIBIT INDEX

       EXHIBIT                                                                          PAGE
       NUMBER                                   EXHIBIT NAME                           NUMBER
---------------------                           ------------                          --------
(1)                     Credit Facility dated June 25, 1998, among Parent (under its former name, Prodelin Holding Corporation), certain of its subsidiaries, First Union National Bank and certain other
                        financial institutions......................................

(2)(a)                  Offer to Purchase...........................................

(2)(b)                  Agreement and Plan of Merger dated as of November 11, 1999, among the Purchaser, Parent and the Company.................

(2)(c)                  Company Shareholder Agreement dated as of November 11, 1999, among the Purchaser, Parent and certain shareholders of the
                        Company.....................................................

(3)                     See exhibits 2(a), 2(b) and 2(c)............................

SCHEDULE I

    The following is a list of the directors and executive officers of the Trustee, setting forth the residence or business address, citizenship, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.

                                                                  PRESENT PRINCIPAL OCCUPATION AND
NAME, TITLE AND ADDRESS                             CITIZENSHIP   BUSINESS ADDRESS
-----------------------                             -----------   --------------------------------------------------
                                                                  Retired
Arne Hovdesven                                      USA
Director and President
1425 Regatta Drive
Wilmington, North Carolina

                                                                  Attorney
                                                                  Conyers, Dill & Pearman
                                                                  P.O. Box HM 666
                                                                  Clarendon House
                                                                  Church Street
                                                                  Hamilton HM CX
                                                                  Bermuda
Frank Mutch                                         British
Director
c/o Conyers, Dill & Pearman
P.O. Box HM 666
Clarendon House
Church Street
Hamilton HM CX
Bermuda

                                                                  Attorney
                                                                  Maitland & Co.
                                                                  44-48 Dover Street (5th Floor)
                                                                  London W1X 3RF
                                                                  England
Eric P. Pfaff                                       British
Director, Vice President and
Assistant Secretary
Maitland & Co.
44-48 Dover Street (5th Floor)
London W1X 3RF
England

                                                                  Vice President of the Bank of Bermuda
                                                                  The Bank of Bermuda Limited
                                                                  6, Front Street
                                                                  Hamilton 5-31
                                                                  Bermuda
Cummings V. Zuill                                   British
Director and Vice President
The Bank of Bermuda Limited
6, Front Street
Hamilton 5-31
Bermuda